ทะเบียน.สวท บมจ. 53

File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/ L.324 /2003

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

03 DEC 15 AM 7:21

November 21 , 2003

03045195

President
The Stock Exchange of Thaila...
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

PROCESSED
DEC 2 2 2003
THOMSON
FINANCIAL

Dear Sir,

Subject: Signing of Heads of Agreement, Arthit Project

Reference is made to the Arthit Project in which PTT Exploration and Production Public Company Limited (PTTEP) is the Operator with 80% participation interest. The project is located in the Gulf of Thailand, covering an area of 3,933 square kilometers, and about 230 kilometers off the coast of Songkhla. The other joint venture partners are Unocal Thailand, Ltd., and Moeco Thailand Co., Ltd., which hold 16%, and 4% participation interests respectively. The Company has successfully completed the work program for 21 exploratory and appraisal drilling wells.

PTTEP wishes to announce that on November 24, 2003, the Company and the joint venture partners (the sellers) will sign a Heads of Agreement (HOA) with PTT Public Company Limited (PTT) (the buyer). The gas production will commence at the Daily Contract Quantity (DCQ) of 330 million cubic feet per day (MMCFD), at the earliest, thirty months from the approval date of the Gas Sales Agreement (GSA) by the Department of Mineral Fuels. Furthermore, if additional petroleum reserves are discovered in the latter stage, then the DCQ will be increased up to 500 MMCFD.

Upon the signing of the GSA, Arthit Project will enter into the development phase, which consists of the construction of one living quarters platform, one production platform, five wellhead platforms, and the drilling of 66 appraisal and development wells. The five-year investment plan for PTTEP's portion is expected to be approximately 26,000 million Baht.

Yours sincerely,

Maroot Mrigadat

President

12/16

No.22/2546

PTTEP will ink Arthit's Heads of Agreement Ready to deliver gas in mid 2006

PTT Exploration and Production Public Company Limited, or PTTEP, announces that on November 24, 2003, PTTEP, as the Operator of Arthit Gas Field, will sign the Heads of Agreement (HOA) with PTT Plc., the buyer, at the Grand Hyatt Erawan Hotel. This ceremony will be witnessed by H.E. Mr. Prommin Lertsuridej, the Minister of Energy Ministry.

Mr. Maroot Mrigadat, President of PTTEP said "This Agreement covers the major terms of gas sales such as volume, quality, production start-up date and gas price. It also conforms to the government policy in securing a long-term gas supply and reducing energy cost while providing reasonable return on investment for the gas producers. This Agreement will enable PTTEP to proceed with the detailed engineering design of production facilities and commit the required investment while the final Gas Sales Agreement is being prepared for review and approval by the Petroleum Committee and the Ministry of Energy."

"PTTEP will spend approximately 26 billion baht during 2003-2007 for Arthit's development phase, including construction of 1 living quarters platform, 1 production platform and 5 wellhead platforms as well as the drilling of 66 appraisal and production wells. Gas Production at the rate of 330 million cubic feet per day is planned to start in 2006 after the completion of the 3rd gas pipeline of PTT Plc. This will result in an increase in PTTEP sales volume of 47,000 barrels of oil equivalent per day. Since Arthit Gas Field has high potential, PTTEP and our partners will conduct further exploration and production in parallel in order to meet rising gas demand in the future."

On the same date, PTTEP will also sign the Memorandum of Understanding on condensate sales to agree in principle about selling condensate produced from this field to PTT Plc.

Arthit Gas Field, part of Navamindra Petroleum Area, is situated in Concession Blocks B14A, B15A and B16A in the Gulf of Thailand. This field, covering a production area of approximately 3,451 sq. km., is 230 k.m. off Songkhla's coast and adjacent to Bongkot Gas Field. PTTEP, as the Operator, holds 80% interest while Unocal Thailand Co., Ltd and MOECO Thailand Co., Ltd. hold 16% interest and 4% interest respectively. The joint venture partners have already drilled 21 exploration wells during 1999-2001 with promising discoveries of gas and condensate.

Currently, PTTEP invests in exploration, development and production activities in Thailand and in Southeast Asian countries such as the Socialist Republic of Vietnam, Indonesia, Malaysia and the Union of Myanmar. It also invests in the Sultanate of Oman in the Middle East and in Algeria, North Africa.

November 24, 2003

For more information, please contact
Charlie Charuvastr/ Bussaban Cheenchoroen
Tel: 66 (02) 537 4000